UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number 1-32729

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PotlatchDeltic Salaried 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PotlatchDeltic Corporation

601 West First Avenue, Suite 1600

Spokane, Washington 99201

Reports of Independent Registered Public

Accounting Firms and Financial Statements

with Supplementary Information for

PotlatchDeltic Salaried 401(k) Plan

December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the PotlatchDeltic Salaried 401(k) Plan

Spokane, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the PotlatchDeltic Salaried 401(k) Plan (the "Plan") as of December 31, 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the PotlatchDeltic Salaried 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2023.

New York, New York

June 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants of

PotlatchDeltic Salaried 401(k) Plan

Spokane, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of PotlatchDeltic Salaried 401(k) Plan (the Plan) as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of PotlatchDeltic Salaried 401(k) Plan as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CliftonLarsonAllen LLP

We served as the Plan’s auditor from 2021 - 2022.

Milwaukee, Wisconsin

June 27, 2022

PotlatchDeltic Salaried 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
Assets	2022	2021
Investments, at fair value	$99,486,990	$118,838,241
Investments, at net asset value	13,668,299	17,868,251
Total investments	113,155,289	136,706,492

Receivables:
Notes receivable from participants, net	671,127	545,187
Employer contribution receivable	91,379	133,379
Total receivables	762,506	678,566

Net assets available for benefits	$113,917,795	$137,385,058

The accompanying notes are an integral part of these financial statements.

PotlatchDeltic Salaried 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2022
Investment (loss) income:
Net depreciation of fair value of investments	$(29,103,310)
Interest and dividend income	4,754,964
Total investment loss	(24,348,346)

Interest income on notes receivable from participants	25,500

Contributions:
Participant	4,632,357
Rollover	895,030
Employer	2,121,140
Total contributions	7,648,527

Distributions to participants	(7,334,159)
Administrative fees	(134,001)

Net decrease in net assets available for benefits before transfers	(24,142,479)
Transfer of assets from other plan	675,216
Net decrease in net assets available for benefits	(23,467,263)

Net assets available for benefits:
Beginning of year	137,385,058
End of year	$113,917,795

The accompanying notes are an integral part of these financial statements.

PotlatchDeltic Salaried 401(k) Plan

Notes to Financial Statements

Note 1: Description of Plan

The following description of the PotlatchDeltic Salaried 401(k) Plan (the Plan) is provided for general information only. Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (the IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan sponsor and administration - The Plan is sponsored by PotlatchDeltic Corporation (the Company) and administered by the PotlatchDeltic Benefits Committee, the named fiduciary with respect to the Plan’s assets. Plan assets are held by Empower Trust Company, LLC (formerly known as "Great-West Trust Company, LLC"), serving as the directed Trustee and record keeper.

Eligibility and contributions – All employees become eligible participants when they first perform duties for which they are paid or entitled to earnings.

The Plan provides that each eligible participant may elect a deferred contribution up to 80% of their pay period earnings on a pre-tax or after-tax basis. Participants may also make rollover contributions representing distributions from other qualified plans. Eligible participants age 50 or older may elect additional catch-up contributions.

Salaried employees hired by the Company are automatically enrolled in the Plan at a 6% deferral rate 30 days after they become eligible unless they elect otherwise. This deferral percentage is increased by 1% annually until the percentage has reached 15% unless the participant elects otherwise.

The Company makes matching contributions to the Plan equal to 70% of such participant contributions, up to 6% of eligible compensation, although the Company may approve a higher or lower rate in the future.

For employees hired between January 1, 2011 and June 1, 2015, the Company makes a non-elective contribution of 3% of their eligible compensation, in addition to the matching contribution. The benefit vests on the same schedule as their employer matching account as described below. On January 1, 2019, the Plan was amended to exclude the 3% non-elective contribution to all former employees of Deltic Timber Corporation (Deltic) and participants in plans of certain former subsidiaries of Deltic acquired during the Company's merger with Deltic. As a result, for former employees of Deltic hired between January 1, 2015 and December 31, 2018 who earned at least an hour of service on or after January 1, 2019, the Company makes a contribution of 4% of their eligible compensation, in addition to the matching contribution.

All contributions are limited by certain restrictions as defined by the IRC.

Participant accounts - A separate account is maintained for each participant of the Plan. Each account is credited with the participant and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment options - Participants may direct their account balance in whole percentage increments into the investment options offered under the Plan. Participants may change their investment elections and make transfers between investment options daily subject to any restrictions imposed by the registered investment companies.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to, but not exceeding, the year in which the participant will reach age 65, which is the Plan's normal retirement age. Any contributions or other payments made to the Plan without investment instructions will be invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest them.

Vesting - A participant's interest in their individual contribution accounts are fully vested and not forfeitable at any time. A participant's interest in their employer matching account and non-elective contribution account is fully forfeitable until they complete two years of service, as defined in the Plan Document. A participant is 100% vested in their employer matching account and employer non-elective contribution account after two years of service. A participant's interest in these accounts also becomes 100% vested if the Plan terminates, if the participant attains age 65 as an employee of the Company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant's employer matching account and employer non-elective contribution account not vested will be forfeited when their employment terminates.

Forfeitures - As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the employer matching accounts of former participants rehired during the year may be credited against employer contributions or used to pay Plan expenses. Forfeitures can accumulate year to year. Forfeited non-vested accounts outstanding at December 31, 2022 and 2021 totaled $137,266 and $71,097, respectively. For the year ended December 31, 2022, $71,500 of forfeitures were used to reduce employer matching contributions.

Notes receivable from participants - Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000 as provided by the Plan. The repayment period may be no more than five years unless the loan is for a primary residence, in which case it may be no more than 15 years. The note receivable is secured by the balance in the participant's account and bears interest at a fixed rate, determined by the U.S. prime rate in effect during the month prior to when the loan was originated. Repayment of principal and interest is paid ratably through payroll deductions. At December 31, 2022, interest rates on outstanding participant notes receivable range between 3.25% and 6.25% and mature at various times through February 2032.

Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest and are classified as notes receivable. Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event, based on the terms of the Plan Document. An allowance for credit losses of $70,874 and $69,787 was recorded for delinquent participant notes receivable at December 31, 2022 and 2021, respectively.

Distributions and benefits - Upon termination of employment, participants may elect to receive payment in a lump sum equal to their vested interest in their account, roll their account balances into an individual retirement account (IRA) or another employer's plan, or maintain their accounts in the Plan, subject to certain restrictions. If a terminated participant's vested account balance is $5,000 or less, they are generally not permitted to leave their account balance in the Plan and one of the following will occur:

•
If the vested value is $5,000 or less, but greater than $1,000, the terminated participant's account will be automatically rolled over to an IRA unless they elect otherwise.
•
If the vested value is less than $1,000 and the participant does not elect to have such distribution paid to an eligible retirement plan in a direct rollover, they will receive the distribution directly in a single lump sum in cash, less associated taxes and penalties.

Participants are permitted to receive hardship distributions while still employed by the Company under certain conditions specified under the Plan, including the purchase of a primary residence, expenses for disasters arising from federally declared disasters, tuition payments, medical and funeral expenses, and disabilities. In addition, participants in the Plan that subsequently become participants in the PotlatchDeltic Hourly 401(k) Plan (Hourly Plan), or vice versa, are not required to roll their account balances into the applicable plan. During the year ended December 31, 2022, $675,216 of assets were transferred into the Plan from the Hourly Plan for employees who became participants in the Plan.

Benefits are recorded when paid.

Plan and administrative fees - Plan expenses are generally paid by the Company except to the extent those expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing qualified domestic relations orders are paid by the participant. Quarterly, participant accounts are charged a fixed fee for administrative expenses that are paid by the Plan.

Party-in-interest and related party transactions - Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others. The Plan invests in the common stock of the Company. In addition, participants in the Plan are permitted to borrow funds from their vested balance as described above. These transactions qualify as party-in-interest transactions and are allowed under ERISA regulations.

At December 31, 2022 and 2021, the Plan held 169,038 and167,367 shares, respectively, of PotlatchDeltic common stock, the sponsoring employer, at a fair value of $7,435,997 and $10,078,869, respectively. During the year ended December 31, 2022, a total of 28,230 shares of PotlatchDeltic common stock were purchased at a total cost of $1,374,771. Additionally, during the year ended December 31, 2022, the Plan received $446,138 in dividend income from the PotlatchDeltic stock.

Effective June 1, 2023, the Plan terminated the option to invest contributions in, or transfer funds into, the Company's common stock under the Plan. Prior to January 1, 2025 (Liquidation Date), participants will have the opportunity to transfer investments in the Company's common stock to other Plan investments. On the Liquidation Date, the remaining investments of the Company's common stock held by participants in the Plan on December 31, 2024 will be liquidated and the funds directed to a target retirement fund based on the participant's date of birth.

Note 2: Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Investment valuation and fair value measurements - Investments in shares of PotlatchDeltic common stock and registered investment company funds are stated at fair value, based on quoted market prices. Investments in collective investment funds are stated at their respective net asset value (NAV) and are fully redeemable in the near term.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The fair value hierarchy consists of the following three levels:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs are quoted prices in non-active markets for which pricing inputs are observable either directly or indirectly at the reporting date.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Income recognition - Net appreciation or depreciation in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes herein. Actual results could differ from those estimates and assumptions.

Risks and uncertainties - The Plan invests in various investment securities. The underlying investments of such funds, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent events - On September 14, 2022, the Company merged with CatchMark Timber Trust (CatchMark) and CatchMark Timber Operating Partnership, L.P. Effective January 1, 2023, the CTT Employee, LLC 401(k) Plan and Trust (the CTT Plan) was amended to a frozen status, suspending contributions into the plan. Additionally, on January 1, 2023, the PotlatchDeltic Salaried 401(k) Plan was amended to reflect the merger of the CTT Plan into the Plan effective March 1, 2023. The CTT Plan's employee balances totaling $4,461,355 were transferred into the Plan. All employer matching and nonelective contributions transferred into the Plan from the CTT Plan were fully vested at the time of transfer.

The Plan’s management has evaluated subsequent events through June 27, 2023, the date the financial statements were issued, and there were no other subsequent events requiring adjustment to the financial statements or disclosure, as stated herein.

Note 3: Investments

The following table provides additional information for the Plan’s investments that calculate net asset value per share (or its equivalent) at December 31:

	2022	2021	Redemption Frequency	Redemption Notice	Redemption Restriction
Galliard Stable Return Fund C	$10,148,436	$—	Daily	N/A	N/A
Jackson Square SMID-Cap Growth CIT M	$3,519,863	$6,399,635	Daily	N/A	N/A
Wells Fargo Stable Return Fund	$—	$11,468,616	Daily	N/A	N/A

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31:

	2022	2021
Registered investment company funds (Level 1)	$92,050,993	$108,759,372
PotlatchDeltic common stock (Level 1)	7,435,997	10,078,869
Total	99,486,990	118,838,241
Investments measured at NAV*	13,668,299	17,868,251
Total investments	$113,155,289	$136,706,492

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Registered investment company funds - These investments are public investment vehicles valued using the NAV provided by the administrators of the funds. NAV is based on the value of the underlying assets owned by the funds, minus the liabilities, and then divided by the number of shares outstanding. NAV is a daily quoted price utilized for purchase and redemption.

PotlatchDeltic common stock - The Plan’s valuation methodology used to measure the fair value of the common stock is derived from quoted market prices. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

Collective investment funds - These investments are stable return funds and collective trusts composed primarily of fully benefit-responsive investment contracts that are revalued (typically daily) using the NAV, an estimate of fair value. The unit value is calculated by dividing the fund’s value on the valuation date by the number of units outstanding. This NAV would not be used if it were determined to be probable that the Plan would sell the investment for an amount different from the reported net asset value or the respective investment was not fully redeemable in the near term. With most of these types of investments, if the Plan were to initiate a full redemption, the funds typically reserve the right to temporarily delay withdrawals to ensure that security liquidations will be carried out in an orderly business manner and not disrupt the liquidity or management of the fund.

Note 4: Plan Termination

Although the Company expects to continue the Plan indefinitely, in as much as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of Plan termination, participants would become 100% vested in their employer matching accounts and any nonelective employer contributions.

Note 5: Tax Status

The Plan Document is a prototype standardized defined contribution plan that received a favorable opinion letter from the Internal Revenue Service on November 14, 2022, which stated that the Plan, as then designed, was in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Trustees believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In accordance with guidance on accounting for uncertainty in income taxes, the Trustees have evaluated the Plan’s tax positions and do not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

PotlatchDeltic Salaried 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Sponsor's EIN: 82-0156045

Plan Number: 105

	(b)	(c)	December 31, 2022
(a)	Identify of Issue, Borrower, Lessor, or Similar Party	Description, Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value
	Shares of Registered Investment Companies:
	Vanguard Funds	Vanguard Institutional Index Fund	**	$18,407,762
	Vanguard Funds	Vanguard Total Bond Market Index Fund	**	11,704,164
	Vanguard Funds	Vanguard Total International Stock Index Fund	**	8,781,213
	Vanguard Funds	Vanguard Extended Market Index Fund	**	7,202,094
	Dodge & Cox Funds	Dodge & Cox Stock Fund	**	6,441,102
	Mainstay Funds	Mainstay Winslow Large Cap Growth Fund	**	6,345,531
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	**	4,532,264
	Loomis Sayles Funds	Loomis Sayles Core Plus Bond Fund	**	3,985,540
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	**	3,410,065
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	**	3,396,182
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	**	2,764,957
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	**	2,585,825
	AB Discovery Funds	AB Discovery Value Z Fund	**	1,907,493
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	**	1,896,265
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	**	1,845,645
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	**	1,840,707
	Dodge & Cox Funds	Dodge & Cox International Stock Fund	**	963,690
	T. Rowe Price Funds	T. Rowe Price Emerging Market Stock Fund	**	896,712
	John Hancock Funds	John Hancock International Growth Fund R6	**	785,140
	T. Rowe Price Funds	T. Rowe Price Retirement 2060 Fund	**	635,081
	Principal Funds	Principal Diversified Real Asset Fund	**	525,055
	Neuberger & Berman Funds	Neuberger Berman High Income Bond Fund	**	336,735
	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	**	300,427
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	**	258,509
	William Blair	William Blair International Small Cap Fund	**	206,218
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	**	59,948
	T. Rowe Price Funds	T. Rowe Price Retirement 2065 Fund	**	36,669
				92,050,993
	Collective Investment Funds:
	Galliard Capital Management	Galliard Stable Return Fund C	**	10,148,436
	Jackson Square Partners	Jackson Square SMID-Cap Growth CIT M	**	3,519,863
				13,668,299

*	PotlatchDeltic Corporation	PotlatchDeltic Common Stock	**	7,435,997
		Total investments		$113,155,289

*	Notes receivable from participants	Varying maturity dates through February 2032 at interest rates ranging from 3.25% to 6.25%		$671,127

* Party-in-interest

** The cost of participant-directed investments is not required to be disclosed.

PotlatchDeltic Salaried 401(k) Plan

Signatures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

PotlatchDeltic Salaried 401(k) Plan

By	/s/ Wayne Wasechek
Wayne Wasechek
Interim Vice President, Chief Financial Officer and Chief Accounting Officer
On behalf of the administrator

Date: June 27, 2023

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
23.1	Consent of Crowe, LLP
23.2	Consent of CliftonLarsonAllen LLP